UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing the results of the Annual General Meeting of Shareholders of the Company held on December 3, 2020 at the Company’s offices (the “Meeting”). At the Meeting, the shareholders of the Company voted on the proposals described in the Company’s Proxy Statement for the Meeting that was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on October 22, 2020 (the “Proxy Statement”).

Each of the proposals presented for approval at the Meeting was approved by the requisite vote of the Company’s shareholders in accordance with the Israeli Companies Law, 5759-1999 and the Company’s articles of association, as described in the Proxy Statement.

Accordingly, at the Meeting, the shareholders approved the following proposals: (i) the election of each of Steven Steinberg and Simcha Rock as members of the second class of directors of the Board of Directors, each for a three-year term until the annual general meeting to be held in 2023 and until their respective successors are duly elected and qualified; (ii) the approval of an amendment to each of the Company’s Memorandum of Association and the Company’s Articles of Association to provide for the change in the Company’s name to “Purple Biotech Ltd.” or to such other name that contains the word “Purple” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies; and (iii) the approval of the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accountants for a period of three years until the annual general meeting of shareholders to be held in 2023.

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333-235327), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333- 238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 28, 2020 (Registration file number 333-238481) and each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 3, 2020	KITOV PHARMA LTD.

	By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer

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